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New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

November 3, 2022

VIA: ELECTRONIC MAIL

Dillon Hagius & Joe McMann

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Larkspur Health Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed October 21, 2022 File No. 333-266838

Dear Mr. Hagius and Mr. McMann:

On behalf of Larkspur Health Acquisition Corp., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated November 1, 2022, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 submitted on October 21, 2022.

Material U.S. Federal Income Tax Considerations

Comment 1:

With reference to the second sentence of your response to prior comment 8, please revise to disclose on page 162 that the Business Combination is not a taxable event for shareholders of the parties to the Business Combination Agreement.

Response:

In response to the Staff’s comment, the disclosure on page 162 has been revised to clarify that the Business Combination is not a taxable event for the shareholders to the Business Combination Agreement.

November 3, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Comment 2:

We reissue prior comment 10. In light of your disclosures elsewhere, including on page F-57, indicating that each share of Series A Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion price concurrently with various transactions including the closing of a transaction with a SPAC entity, please advise why this conversion is not reflected in the pro forma financial information. Alternatively, please revise your pro forma financial information.  It is also not clear why the number of potentially dilutive securities was significantly reduced on page 173 including those related to Series A Preferred Stock; however, the Preferred Stock is still showing as outstanding on the pro forma balance sheet as of June 30, 2022.  Please advise.

Response:

In response to the Staff’s comment, we advise that the ZyVersa Series A Preferred Stock – Bridge is recorded as Preferred Stock at June 30, 2022 at $0.0001 par value per share. As the amount is less than $1,000 and the pro forma financial information is presented in thousands, there is no amount reflected in the pro forma financial information. Note 4 (F) reflects the conversion of the ZyVersa Series A Preferred Stock – Bridge as of June 30, 2022 into common stock. Note 4 (J) reflects the issuance of the ZyVersa Series A Preferred Stock – Bridge subsequent to June 30, 2022. As the pro forma information is presented in thousands, the entire amounts were recorded to APIC as the amount related to the par value conversion to common stock shares is less than $1,000. The outstanding balance of Series A Preferred Stock after adjustments relates to Larkspur Series A Preferred Stock – PIPE and not the ZyVersa Series A Preferred Stock – Bridge noted above. Additionally, the number of potentially dilutive securities on page 173 were revised to be properly presented in thousands.

Comment 3:

The percentage amounts expected to be owned by ZyVersa stockholders of the outstanding combined entity common stock appear to be different in Note 6 on page 173 compared to the percentage amounts disclosed on page 8.  Please revise as necessary.  Further, the disclosures on page 8 indicate that the percentage ownership of ZyVersa’s stockholders has further decreased from the ownership amounts included in response to comment 7 in your letter dated September 27, 2022.  Please tell us whether there have been any additional changes to the other factors listed in your response which led to your determination that ZyVersa should be treated as the accounting acquirer pursuant to ASC 805.

Response:

In response to the Staff’s comment, we advise that page 8 has been revised so that the percentage amounts expected to be owned by ZyVersa stockholders of the outstanding combined entity common stock in Note 6 on page 173 agree with the percentage amounts disclosed on page 8. Additionally, we have considered the decrease in percentage ownership of ZyVersa’s stockholders and advise that there have not been any additional changes in the other factors listed in our previous response which led to our determination that ZyVersa should be treated as the accounting acquirer pursuant to ASC 805.

November 3, 2022

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak, Esq.
Matthew W. Mamak, Esq.